SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934




                              MedCath Incorporated
                              --------------------
                                (Name of Issuer)



                                  Common Stock
                                  ------------
                         (Title of Class of Securities)



                                   584050 10 8
                                   -----------
                                 (CUSIP Number)



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CUSIP No.  584050 10 8



1.       Name of Reporting Person / S.S. or I.R.S. Identification No. of Above
         Persons:

         Stephen R. Puckett



2.       Check the Appropriate Box if a Member of a Group

                       (a)  [ ]

                       (b)  [ ]


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3.       SEC Use Only



4.       Citizenship or Place of Organization

         United States



Number of Shares Beneficially Owned by Each Reporting Person With:

5.       Sole Voting Power

         1,221,472 (includes 55,822 shares issuable upon exercise of options that are exercisable within 60 days of December 31, 1997.


6.       Shared Voting Power

         None

7.       Sole Dispositive Power

         1,221,472 (includes 55,822 shares issuable upon exercise of options that are exercisable within 60 days of December 31, 1997).

8.       Shared Dispositive Power

         None


9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         1,221,472 (includes 55,822 shares issuable upon exercise of options that are exercisable within 60 days of December 31, 1997).


10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares



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CUSIP NO. 584050 10 8


11.      Percent of Class Represented by Amount in Row (9)

         10.4%


12.      Type of Reporting Person

         IN


ITEM 1(A) Name of Issuer:

         MedCath Incorporated

ITEM 1(B) Address of Issuer's Principal Executive Offices:

         7621 Little Avenue, Suite 106, Charlotte, NC  28226

ITEM 2(A) Name of Person Filing:

         Stephen R. Puckett

ITEM 2(B) Address of Principal Business Office or, if none, Residence:

         7621 Little Avenue, Suite 106, Charlotte, NC  28226

ITEM 2(C) Citizenship:

         United States

ITEM 2(D) Title of Class of Securities:

         Common Stock

ITEM 2(E) CUSIP Number:

         584050 10 8

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

         (a) [ ] Broker or Dealer registered under Section 15 of the Act
         (b) [ ] Bank as defined in section 3(a)(6) of the Act
         (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act
         (d) [ ] Investment Company registered under section 8 of the Investment Company Act

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CUSIP NO. 584050 10 8


         (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
         (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)
         (g) [ ] Parent Holding Company, in accordance with Rule
                 13d-1(b)(ii)(G) (Note: See Item 7)
         (h) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(H)

ITEM 4.  OWNERSHIP

         (a)      Amount Beneficially Owned:

         1,221,472 (includes 55,822 shares issuable upon exercise of options that are exercisable within 60 days of December 31, 1997)

         (b)      Percent of Class:

         10.4%

         (c) Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote

                           1,221,472 (includes 55,822 shares issuable upon exercise of options that are exercisable within 60 days of December 31, 1997)

                  (ii)     shared power to vote or to direct the vote

                           None

                  (iii)    sole power to dispose or to direct the disposition of

                           1,221,472 (includes 55,822 shares issuable upon exercise of options that are exercisable within 60 days of December 31, 1997)


                  (iv) shared power to dispose or to direct the disposition of

                           None

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CUSIP NO. 584050 10 8

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         N/A

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         N/A

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         N/A

ITEM 10. CERTIFICATION

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



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CUSIP NO. 584050 10 8

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            February 10, 1998
                                            -----------------
                                                  (Date)

                                            /s/ Stephen R. Puckett
                                            ----------------------
                                               (Signature)

                                            Stephen R. Puckett
                                            ------------------
                                               (Print Name)

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